Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125542

PROSPECTUS SUPPLEMENT

(To the prospectus dated                     , 2006)

ELIASON FUNDING CORPORATION

RESCISSION OFFER

Terms of the Rescission Offer:

In order to cure an inadvertent failure by our securities counsel to register our public note offering with certain state securities authorities, we are offering to repurchase the following series of notes issued by us from the initial purchasers of such notes in Illinois, Michigan and Wisconsin:

•	5.5% Two-year Notes due two years from the first day and month of issuance (CUSIP Number: 286564AA7)

•	6.5% Five-year Notes due five years from the first day and month of issuance (CUSIP Number: 286564AB5)

•	7.5% Seven-year Notes due seven years from the first day and month of issuance (CUSIP Number: 286564AC3)

•	9.0% Ten-year Notes due ten years from the first day and time of issuance (CUSIP Number: 286564AD1)

The repurchase price for each note is its face amount plus interest at the rate in effect in your state of residence calculated from the date of your purchase of the note(s) to and including the date of payment. The amount of interest that you have received on each note to date will be set-off against the interest that you will receive if you accept this rescission offer. Please note that the interest rate applicable to you may be lower than the current interest rate on your Note(s).

BY TENDERING YOUR NOTE(S) YOU WILL NOT BE ENTITLED TO ANY OTHER PAYMENTS ON YOUR NOTE(S) INCLUDING, WITHOUT LIMITATION, ANY ACCRUED AND UNPAID INTEREST.

Our rescission offer expires on                     , 2006, unless we extend this deadline.

The procedures for accepting this rescission offer and tendering your note(s) are described in this prospectus supplement under “The Rescission Offer.”

You can contact David Eliason at the Company toll-free at 1-866-287-1211 with any questions about the rescission offer.

THIS IS AN OFFER AND NOT AN OBLIGATION. YOU ARE NOT REQUIRED TO TAKE ANY ACTION UNLESS YOU WISH TO ACCEPT THIS OFFER.

THIS OFFER IS ONLY BEING MADE TO INITIAL PURCHASERS OF THE NOTES WHO RESIDE IN ILLINOIS, MICHIGAN AND WISCONSIN.

In considering whether to accept this offer, see the “Risk Factors” beginning on Page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is                     , 2006

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities or an offer to buy these securities in any jurisdiction where that would not be permitted or legal. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented, regardless of the time of delivery thereof.

Prospectus Supplement

QUESTIONS AND ANSWERS ABOUT OUR RESCISSION OFFER	3

THE RESCISSION OFFER	6

DESCRIPTION OF NOTES	8

ADDITIONAL INFORMATION	8

Except as expressly indicated or unless the context otherwise requires, the “Company,” “we,” “our,” or “us” means Eliason Funding Corporation, a Wisconsin corporation. We are a wholly-owned subsidiary of Eliason Capital Group. Our principal executive offices are located at 548 Highway 155, St. Germain, Wisconsin (telephone number (866) 287-1211).

QUESTIONS AND ANSWERS ABOUT OUR RESCISSION OFFER

Q:	What is a rescission offer?

A:	A rescission offer is an offer by the issuer of securities to repurchase such securities at their purchase price plus statutory interest.

Q:	Why are you making the rescission offer?

A:	We recently discovered that our securities counsel, at the time of the registration of the notes with the SEC under the Securities Act of 1933, failed to register the notes under the securities laws of the state of Wisconsin. As a result of a miscommunication with our counsel, the notes were also not registered under the securities laws of any other state. We have since filed applications to register the notes in the states of Illinois, Michigan and Wisconsin. Because the notes were not registered in any of these states at the time the notes were offered and sold to you, the securities laws of such states allow the initial purchasers of such notes to sell their notes back to us in exchange for their initial purchase price plus interest set-off against the amount of interest that you have received on your notes to date.

This rescission offer is not an admission by us that we knowingly failed to comply with the registration or any other provision of applicable state securities laws.

Q:	Does the failure to register the notes affect any other notes issued or to be issued by Eliason Funding Corporation?

A:	No. All notes issued and to be issued by Eliason Funding Corporation are or will be, as the case may be, registered under federal securities laws and registered or exempt from registration under state securities laws.

Q:	What will I receive if I accept the rescission offer?

A:	If you accept our rescission offer, we will repurchase the notes you tender, at their face amount plus interest at the rate in effect in your state of residence, calculated from the date of your purchase of the note(s) up to and including the date of payment. The amount of interest that you have received on your notes to date will be set-off against the interest that you will receive if you accept this rescission offer. The interest rate for each state in which the notes subject to this rescission offer were sold is as follows:

State	Statutory Interest Rate
Illinois	The stated interest rate on the notes tendered for rescission
Michigan	6%
Wisconsin	5%

If you accept our rescission offer you will not be paid any other amounts on your notes, including any future interest on such notes.

Note the following example:

If (1) you accept this rescission offer and tender one of our Two-year notes due September 30, 2007, (2) you are a resident of Wisconsin and (3) the date we make payment on the note with respect to the rescission offer is June 30, 2006- you would receive $1,000 plus $41.67 which represents the accrual of the 5% statutory rate in Wisconsin, calculated from August 31, 2005 (the issue date of the note) up to and including June 30, 2006 (the payment date). The amount of interest that you have received on your note to date, $29.19, would be set-off against the statutory interest to which you are entitled. Had you not tendered the note you would be entitled to interest of $45.83 for the same period and would still be entitled to future payments on the note.

Q:	When does the rescission offer expire?

A:	Our rescission offer expires on , 2006, unless we extend this deadline.

Q:	What do I need to do if I want to accept the rescission offer?

A:	You may accept the rescission offer by completing the enclosed election form and Form W-9 and returning them, along with the notes that you wish to tender, to our offices at 548 Highway 155, St. Germain, Wisconsin 54558, Attention: David Eliason, President, no later than , 2006, unless we extend this deadline.

Q:	What happens if I don’t accept this rescission offer by tendering my notes?

A:	You will be deemed to have rejected our rescission offer and will continue to own the notes, receive interest payments on the notes at their stated rate and will be paid their principal amount upon maturity unless the notes are earlier redeemed. We believe that by our conducting this rescission offer you will be precluded from requiring us in the future to repurchase your notes for our failure to register the notes.

Q:	What do I need to do to reject this rescission offer?

A:	You do not need to do anything. By not tendering your notes and submitting other required information, you will be deemed to have rejected this rescission offer.

Q:	Can I change my mind after I have executed the forms and returned my notes to you?

A:	Yes. You can change your decision about accepting our rescission offer at any time before the expiration of the offer. You can do this sending us written notice prior to the expiration of the offer.

Q:	When and how will payment be made?

A:	We will make a payment to you within ten (10) business days after the expiration of the offer, provided that we have received the notes you have tendered and any other information we require.

Q:	Am I entitled to any compensation if I have already sold my notes?

A:	If you have sold your notes, you are entitled to “damages,” which is the amount that would be recoverable upon a tender less the value of the notes when you sold them and interest at the legal rate from the date of disposition.

Q:	Who can help answer my questions?

A:	You can contact David Eliason at the Company toll- free at 1-866-287-1211 with any questions about the rescission offer.

THE RESCISSION OFFER

Background and Reasons for the Rescission Offer

Pursuant to a prospectus dated August 19, 2005 we have issued the various series of notes identified on the cover page of this prospectus supplement. Between August 29, 2005 and April 13, 2006, we issued an aggregate of $1,927,500 in Notes to 35 purchasers. We recently discovered that our securities counsel, at the time of the registration of the notes with the SEC under the Securities Act of 1933, failed to register the notes under the securities laws of the state of Wisconsin. As a result of a miscommunication with our counsel, the notes were also not registered under the securities laws of any other state. The state securities laws require registration of the notes prior to offers or sales of the notes in the state unless an exemption from securities registration is available. The securities laws of the states in which exemptions are not available allow initial purchasers of such notes to sell their notes back to us in exchange for their initial purchase price plus interest. We believe that by our conducting this rescission offer you will be precluded from requiring us in the future to repurchase your notes based upon our failure to register the notes under your state’s securities law. This rescission offer is not an admission by us that we knowingly failed to comply with the registration or any other provision of any state securities laws.

Rescission Offer and Price

This rescission offer is made to persons who reside in Illinois, Michigan and Wisconsin and who purchased the following notes:

•	5.5% Two-year Notes due two years from the first day and month of issuance (CUSIP Number: 286564AA7)

•	6.5% Five-year Notes due five years from the first day and month of issuance (CUSIP Number: 286564AB5)

•	7.5% Seven-year Notes due seven years from the first day and month of issuance (CUSIP Number: 286564AC3)

•	9.0% Ten-year Notes due ten years from the first day and time of issuance (CUSIP Number: 286564AD1)

If you accept our rescission offer, we will pay you for any notes that you tender, the face amount of each note plus interest at the rate in effect in your state of residence calculated from the date of your purchase of the note(s) up to and including the date of payment. The amount of interest that you have received on each note to date will be set-off against the interest that you will receive if you accept this rescission offer. The interest rate for each relevant state is reflected is as follows:

State	Statutory Interest Rate
Illinois	The stated interest rate on the notes tendered for rescission
Michigan	6%
Wisconsin	5%

PLEASE NOTE THAT THE INTEREST RATE APPLICABLE TO YOU MAY BE LOWER THAN THE CURRENT INTEREST RATE ON YOUR NOTE(S).

BY TENDERING YOUR NOTE(S) YOU WILL NOT BE ENTITLED TO ANY OTHER PAYMENTS ON YOUR NOTES INCLUDING, WITHOUT LIMITATION, ANY ACCRUED AND UNPAID INTEREST AT THE RATE STATED ON YOUR NOTE.

Acceptance

You may accept the rescission offer by completing the enclosed election form and Form W-9 and returning them, along with the notes that you wish to tender, to our offices at 548 Highway 155, St. Germain, Wisconsin 54558, Attention: David Eliason, President, no later than                     , 2006, unless we extend this deadline.

All acceptances of the rescission offer will be deemed to be effective upon the expiration of the rescission offer. Your right to accept the rescission offer will expire on                     , 2006, unless we extend this deadline. We are required to hold the rescission offer open for eligible noteholders for thirty (30) days after their receipt of this prospectus supplement. This prospectus supplement is being delivered to all eligible noteholders via overnight courier, and we believe that                     , 2006 will be thirty (30) days after the latest delivery. If thirty (30) days after the latest delivery is on another date, we will notify you of any extension of the expiration date.

You can revoke your acceptance of our rescission offer at any time prior to its expiration by sending us a written notice. We must receive your revocation prior                     , 2006, unless we extend this deadline.

We will make payment for notes as to which the rescission offer has been within ten (10) business days after the expiration of our rescission offer.

We expressly reserve the right to delay acceptance of any of the tendered notes not already accepted if any condition described in this prospectus supplement has not been satisfied or waived by us.

You may tender some or all of your notes in this rescission offer. However, notes may be tendered only in integral multiples of $1,000.

If you do not tender your notes prior to the expiration of our rescission offer, you will be deemed to have rejected our offer and will continue to own the notes, receive interest payments on the notes at their stated rate and will be paid their principal amount upon maturity unless the notes are earlier redeemed.

IF YOU DESIRE TO ACCEPT THE RESCISSION OFFER AND YOU INTEND TO MAKE USE OF THE MAIL TO TENDER YOUR NOTES, WE RECOMMEND THAT YOU USE INSURED REGISTERED MAIL, RETURN RECEIPT REQUESTED.

Expiration Date

The rescission offer will expire on                 , 2006, unless we extend this deadline.

Other Terms and Conditions

We have not retained nor do we intend to retain any person to make solicitations or recommendations to you in connection with our rescission offer.

Neither we nor our officers or directors may make any recommendations to you with respect to our rescission offer. We urge you to read this prospectus supplement and the accompanying prospectus carefully and to make an independent evaluation with respect to the rescission offer.

Funding of the Rescission Offer

We will fund any payments required under our rescission offer from available cash, including the net proceeds of any new notes that we sell and contributions made by our parent corporation.

DESCRIPTION OF NOTES

The notes subject to this rescission offer are unsecured notes, pay interest quarterly and are more fully described in the accompanying prospectus. It is important for you to consider the information contained in this prospectus supplement and the accompanying prospectus in making your decision whether or not to accept this rescission offer.

ADDITIONAL INFORMATION

If you require additional information about this rescission offer, you may contact David Eliason, President, at the Company toll-free at 1-866-287-1211.

ELIASON FUNDING CORPORATION

RESCISSION OFFER

PROSPECTUS SUPPLEMENT

We have not authorized any dealer, sales person or other person to give you written information other than this prospectus supplement and the accompanying prospectus or to make representations as to matters not stated herein or therein. You must not rely on unauthorized information. We are not making an offer to sell these securities or an offer to buy these securities in any jurisdiction where such offer to sell or buy would not be permitted or legal. Neither the delivery of this prospectus supplement or the accompanying prospectus nor any purchases made by us hereunder after the date of this prospectus supplement shall create an implication that the information contained herein or the affairs of Eliason Funding Corporation have not changed since the date hereof.

                    , 2006